September 26, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Mr. Jeffrey Foor
Document Control – EDGAR

RE:	Columbia Funds Series Trust II
Columbia Select Large-Cap Value Fund
Columbia Select Smaller-Cap Value Fund
Post-Effective Amendment No. 94
File No. 333-131683/811-21852

Dear Mr. Foor:

Pursuant to Rule 461, Columbia Management Investment Distributors, Inc., the Principal Underwriter, respectively requests that the effective date of the above-mentioned Amendment to the Registration Statement be accelerated and declared effective on October 1, 2013, or as soon as practicable thereafter.

Sincerely,

Columbia Management Investment Distributors, Inc.

(Principal Underwriter)

/s/ Michael E. DeFao
Michael E. DeFao
Vice President and Assistant Secretary